Exhibit 21.1

Subsidiaries of Fuelstream, Inc. (Delaware Corporation)

1.	Fuelstream, Inc. (Florida Corporation).
2.	Aviation Fuel International, Inc. (Florida Corporation).
3.	Fuelstream S. A., Inc. (Florida Corporation).